Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD REPORTS HIGHER COMMERCIAL PRODUCTION FROM TIMMINS MINE IN THIRD QUARTER, MAINTAINS TARGET PRODUCTION RANGE FOR 2011

TORONTO, ONTARIO—(Marketwire — October 11, 2011) - Lake Shore Gold Corp. (TSX and NYSE Amex: LSG) (“Lake Shore Gold” or the “Company”) today reported higher commercial production from the Company’s 100% owned Timmins Mine in the third quarter of 2011 compared to the first two quarters of the year. Details of the Company’s performance during the third quarter and first nine months of 2011 are listed below.

•             Total gold produced for third quarter 2011 of 18,833 ounces, including growth in commercial production at Timmins Mine of 9% and 24% from the first and second quarters of 2011, respectively. Gold poured during the third quarter of 16,693 ounces (with remainder of third quarter recovered ounces to be poured during the fourth quarter).

•             Nine-month gold production of 58,775 ounces, with total gold poured year-to-date of 60,016 ounces.

•             Gold sold in third quarter totaled 16,570 ounces at an average price of US$1,726 per ounce, while nine month gold sales were 69,635 ounces at an average price of US$1,501 per ounce.

Tony Makuch, President and CEO of Lake Shore Gold, commented, “We are very encouraged about the progress that has been made and what we expect to achieve over the next several  months. Looking at the key areas of our operations:

1.               Milling - Our mill is now meeting and exceeding expected performance levels.  Throughput levels averaged over 2,000 tonnes per day in September and, to date in October, are averaging over 2,100 tonnes per day. A total of 173,877 tonnes were milled during the third quarter of 2011 at an average grade of 3.49 grams per tonne (485,343 tonnes at an average grade of 3.92 grams per tonne for the nine months ended September 30, 2011).

2.               Timmins Mine - We increased production during the third quarter at Timmins Mine compared to the previous two quarters. Our grades in the UM1 Zone are reconciling very closely to the block model. We started in a lower grade part of the UM1 between the 585 and 610 levels, with grades matching well to the estimate of 4.80 grams per tonne. Production from the UM1 accounted for approximately 27% of total mill feed during the third quarter. We expect both total tonnes and average grades to increase during the fourth quarter of 2011. Also during the third quarter, we made excellent progress with infrastructure work intended to set us up well for mining in 2012. For example, we advanced sill development in the UM1 to the 545 Level in support of mining 130,000 tonnes of UM1 material early next year. We also have ramped from the 650 Level up to the 480 Level and down to the 690 Level. Our goal is to reach the 730 Level by the end of the year, at which time we will begin work to establish multiple mining horizons into the UM1 Zone.

3.               Thunder Creek — We processed significant development material as part of the Thunder Creek advanced exploration program during the third quarter as we prepared to commence a bulk sample off the 730 Level later this month. The target area is expected to have attractive grades and will contribute to increased output from Thunder Creek during the fourth quarter.

4.               Bell Creek — Lower tonnage was processed from the Bell Creek advanced exploration program during the third quarter. Both tonnes and average grades are expected to improve during the fourth quarter as we commence mining the North A Zone around the 370 Level.

5.               Production target — Based on anticipated throughput levels at Bell Creek Mill, higher tonnes and grades from the Timmins Mine UM1 Zone and increased output from advanced exploration activities at Thunder Creek and Bell Creek Mine, we expect our production in 2011 to be within the low to mid-point of our previously announced target range of 85,000 to 100,000 ounces of gold.

6.               Resource growth — Production growth is one part of the Lake Shore Gold story. We are also targeting significant growth in resources over the next six months, with total resources expected to reach 6.0 to 8.0 million ounces from 1.4 million ounces in the measured and indicated categories and 1.9 million ounces of inferred currently. In support of this target, we:

•             Completed drilling in September for an initial resource at Thunder Creek, which is estimated for release during the fourth quarter;

•             Commenced work at our Fenn-Gib project for an initial resource to be announced by the first quarter of 2012; and,

•             Continued drilling and other work in order to update our existing reserves and resources at Timmins Mine, Bell Creek and the Thorne property (Gold River Trend) by the end of March 2012.”

	Three Months	Nine Months
	Ended Sept. 30, 2011	Ended Sept. 30, 2011
Gold Sales (Ounces)
Timmins Mine	11,054	46,425
Bell Creek	3,845	17,003
Thunder Creek	1,671	6,084
Total Gold Sales	16,570	69,512
Gold Recovered (Ounces)
Timmins Mine	11,909	32,486
Bell Creek	3,491	17,792
Thunder Creek	3,441	8,497
Total Gold Recovered	18,833	58,776
Gold Poured (Ounces)	16,693	60,014
Grade (grams per tonne)
Timmins Mine	3.43	3.73
Bell Creek	3.69	4.48
Thunder creek	3.48	3.65
Average Grade	3.49	3.92
Mill Throughput (tonnes)	173,877	485,236
Tonnes Per Day	1,890	1,777

Lake Shore Gold will issue its full third quarter 2011 operating and financial results on Wednesday, November 9, 2011. A conference call to review the results will follow at 10:00 am on Thursday, November 10, 2011. Details related to the call will be provided later in October.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which has been refurbished and expanded to a current capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec. The Company’s common shares trade on the TSX and NYSE Amex under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lake Shore Gold Corp.

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com